File pursuant to Rule 253(g)(2)

File No. 024-12373

U.S. SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENT TO THE OFFERING CIRCULAR

QUALIFIED ON SEPTEMBER 27, 2024

DATED SEPTEMBER 30, 2024

SKY QUARRY INC.

707 W. 700 S. Suite 101

Woods Cross, UT 84087

424-394-1090

www.skyquarry.com

Best Efforts Offering of up to 3,333,333 Shares of Common Stock

Agent Warrants for the Purchase of up to 76,666 Shares of Common Stock

Up to 76,666 Shares of Common Stock Underlying Agent Warrants

Up to 4,852,224 Shares of Common Stock Underlying Investor Warrants

(collectively, the “Offering”)

This supplement is being filed to incorporate the information and financial statements in the Company’s Form 1-SA that was filed with the Commission on the date hereof.

This Offering Circular is part of an Offering Statement that we filed with the SEC using a continuous offering process pursuant to Rule 251(d)(3)(i)(F) under the Securities Act. Periodically, we may provide an offering circular supplement that would add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports that we will file periodically with the SEC. The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2024

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1803091
State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization

707 W. 700 S, Suite 101, Woods Cross, UT 84087

(Full mailing address of principal executive offices)

424-394-1090

(Issuer’s telephone number, including area code)

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Company’s financial condition and results of operations for the six months ended June 30, 2024 should be read in conjunction with the Company’s financial statements and the related notes thereto included in this semi-annual report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs based on current market conditions. Actual results could differ materially from those discussed in the forward-looking statements.

The accompanying semi-annual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA and as such they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with US generally accepted accounting principles. The information set forth herein may change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

Reverse Stock Split

We filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of our common stock was affected by the Reverse Stock Split.

All historical share and per-share amounts reflected throughout the consolidated financial statements have not been adjusted to reflect the Reverse Stock Split.

Overview

We are an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils. The recycling of asphalt shingles is expected to reduce the dependence on landfills for the removal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

We have developed a process for separating oil from oily sands and other oil-bearing solids utilizing a proprietary solvent which we refer to as our ECOSolv technology or the ECOSolv process.  The solvent is used in a closed-loop distillation and evaporation circuit which results in over 99% of the solvent being recoverable for continuous reuse and requires no water.  The solvent has demonstrated oil separation rates of over 95% in bench testing using samples of both mined crushed ore and ground asphalt shingles.

We intend to retrofit our PR Spring oil sands remediation facility, located in southeast Utah, to recycle waste asphalt shingles using our ECOSolv technology, and to produce and sell oil as well as asphalt paving aggregate mined from our bitumen deposit.

We also plan to develop a modular asphalt shingle recycling facility (“ASR Facility”), which can be deployed in cities with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

Corporate History

We were incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, we changed our name to “Sky Quarry Inc.”. Sky Quarry is a holding company and has no operations. The purpose of the holding company is to maintain ownership over our subsidiaries, create management efficiencies and establish an organizational structure to facilitate the potential acquisition of other businesses within or complementary to our industry.

On September 16, 2020, we acquired 2020 Resources LLC. The assets of 2020 Resources include an oil sands remediation facility (the “PR Spring facility”) and a 100% interest in asphalt bitumen leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020, we also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive.

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada. The acquisition of Foreland was immediately accretive to our revenues and cash flow and provides a strong base for growth. We believe the acquisition is a strategic fit and will form an important role in the future enabling us to vertically integrate the production and refining of oil from waste materials to energy in a sustainable and efficient manner.

Our Financial Condition and Going Concern Issues

As a result of our financial condition, we have included in our financial statements for the years ended December 31, 2023 and 2022, a note indicating that there is significant doubt about the Company’s ability to continue as a going concern. The opinion from our independent registered public accounting firm for those statements also includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern. From inception (June 4, 2019) through December 31, 2023, we have incurred accumulated net losses of $9,239,578. In order to continue as a going concern we must effectively balance many factors and generate more revenue so that we can fund our operations from our sales and revenues. If we are not able to do this, we may not be able to continue as an operating company. At our current revenue and burn rate, we have an immediate cash need, and thus we must raise capital by issuing debt or through the sale of our stock. However, there is no assurance that our existing cash flow will be adequate to satisfy our existing operating expenses and capital requirements.

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the six months ended June 30, 2024 and 2023, respectively. We have derived this data from our unaudited interim consolidated financial statements included elsewhere in this Form 1-SA. Our results of operations described below only include Foreland’s financial performance from the date of acquisition, September 30, 2022, forward. During the comparative six month period ended June 30, 2023, the Company’s activities were focused on the retrofit of the PR Spring facility.

Six months ended June 30, 2024 compared to six months ended June 30, 2023

Net Sales

Sales from the Foreland refinery operating activities for the six months ended June 30, 2024 and 2023 amounted to $14,327,574 and $24,759,951 respectively. Sales from the PR Spring facility for the six months ended June 30, 2024 and 2023 amounted to $nil respectively.  The decrease in sales from 2024, as compared to 2023, is mostly attributed to a 75% decrease in refining production resulting from facility maintenance and refurbishment program implemented at Foreland during the second quarter of 2024, pursuant to which Foreland refinery boilers were refurbished and twenty four work packages were completed to increase the refinery operating efficiency. Lower revenues were also partially affected by 25% lower WTI average pricing thus reducing sales pricing and revenues of finished product. Management believes the refurbishment program was a once in a ten year requirement, with the current refurbishment allowing for production optimization, providing increased revenues and gross margins which will support operational expenses and overall profitability.

Cost of Revenue

Cost of sales from operating activities for the six months ended June 30, 2024 amounted to $13,860,666, with gross margins of $466,098 and net loss of $5,476,379.  Cost of sales from operating activities for the six months ended June 30, 2023 amounted to $20,527,195, with gross margins of $4,232,757 and net profit of $842,684.

General and Administrative

Operating expenses for the six months ended June 30, 2024 amounted to $3,062,253 and consisted of general and administrative (inclusive of internal fuel, professional fees, salaries and wages, repairs and maintenance, insurance, utilities, etc.) of $2,232,764, share based compensation of $459,968 and depreciation and amortization of $369,521. Operating expenses during the six months ended June 30, 2023 amounted to $4,639,611 and consisted of general and administrative (inclusive of internal fuel, professional fees, salaries and wages, repairs and maintenance, insurance, utilities, etc.) of $3,185,404, share based compensation of $223,316 and depreciation and amortization of $151,405. The decrease in operating costs and expenses from 2024 as compared to 2023, was primarily the result of the 2023 transition costs related to our acquisition of Foreland.

Other Income (Expense)

Other income and expenses for the six months ended June 30, 2024 consisted of interest expense of $2,768,744, loss on extinguishment of debt of $108,887, loss on sale of asset of $25,075, offset by other income of $21,672, and for the six months ended June 30, 2023 consisted of interest expense of $377,624 offset by gain on sale of asset of $550,000.

Net Income (Loss)

Net loss was $5,476,379 for the six months ended June 30, 2024 compared to a net profit of $842,684 as of June 30, 2023, an decrease of $6,319,063.

Liquidity and Capital Resources

Introduction

We had negative operating cash flows for the six months ended June 30, 2024. Our cash on hand as of June 30, 2024 was $432,382. Although we have strong short-term cash flow, as we integrate our Foreland acquisition we will face strong medium to long term cash needs. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until such time as our cash flows from operations will satisfy our cash flow needs.

Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2024 and December 31, 2023, respectively, are as follows:

	June 30,	December 31,	Increase/
	2024	2023	(Decrease)

Cash	$423,382	$326,822	$96,560
Total Current Assets	4,855,343	6,395,859	(1,540,516)
Total Assets	27,648,450	28,175,980	(527,530)
Total Current and Total Liabilities	18,499,284	15,087,923	3,411,361

Our cash increased by $96,560 as of June 30, 2024 as compared to December 31, 2023. Our total current assets decreased by $1,540,516 primarily because of a decrease in accounts receivables of $2,683,467 offset by an increase of inventory of $771,672 and prepaid expenses of $274,719. Our total assets decreased by $527,530 due to an increase in oil and gas properties of $656,964, property, plant and equipment of $320,156, and restricted cash of $70,394 offset by a decrease in current assets of $1,540,516 and right of use asset of $34,528.

Our current liabilities as of June 30, 2024 as compared to December 31, 2023 increased by $2,966,661 and our total liabilities increased by $3,411,362, both primarily as a result of a decrease in lines of credit of $2,049,474, accounts payable and accrued expenses of $741,228, and lease liability of $33,472, offset by net increase in notes payable of $6,235,534.

In order to repay our obligations in full or in part when due, we will be required to raise significant capital from other sources. There is no assurance, however, that we will be successful in these efforts.

Cash Requirements

Our cash on hand as of June 30, 2024 was $423,382. Although we have strong short-term cash flow, as we integrate our Foreland acquisition we will face strong medium to long term cash needs. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until such time as our cash flows from operations will satisfy our cash flow needs.

Sources and Uses of Cash

Operating Activities

Our net cash used in operating activities for the six months ended June 30, 2024, were $2,075,148, as compared to $1,178,846 for the six months ended June 30, 2023. Our net cash used in operating activities for the six months ended June 30, 2024 consisted of a net loss of $5,476,379, less changes in working capital of $862,377, share based compensation of $459,968, depreciation and amortization of $369,521, amortization of debt issuance costs of $1,540,875, amortization of right of use asset of $34,528, loss on extinguishment of debt of $108,887 and loss on sale of asset of $25,075. Our net cash used in operating activities for the six months ended June 30, 2023 consisted of a net profit of $842,684, changes in working capital of $2,673,669 less share based compensation of $223,316, depreciation and amortization of $151,405, amortization of debt issuance costs of $64,658, and factoring discount fee and interest of $212,760.

Investing Activities

Our cash flow used in investing activities for the six months ended June 30, 2024 and 2023 was ($1,371,716) and ($885,615), respectively, an increase of $486,101, or 55%. Our investing activities in 2024 and 2023 consisted of net changes to exploration and evaluation assets and property, plant and equipment.

Financing Activities

Our net cash provided by financing activities for the six months ended June 30, 2024 and 2023 was $3,621,952 and $6,305,349, respectively, a decrease of $2,683,398 compared to 2023. Our cash flows from financing activities in 2024 consisted of net proceeds from the issuance of notes payable of $6,206,930, net proceeds from issuance of preferred share stock of $267,047, and net proceeds from issuance of common stock of $772,191, offset by payments on lines of credit of $2,049,474 and debt discount on notes payable of $1,574,743. Our cash flows from financing activities in 2023 consisted of net proceeds from lines of credit of $2,460,584, net proceeds from the issuance of notes payable of $3,809,765 and net proceeds from issuance of common stock of $35,000.

Trend Information

Our trend information relates to the price of oil. The prices paid to our crude oil suppliers and to suppliers for wholesale diesel and gasoline as well as the additives we use to produce diesel, naphtha, vacuum oil gas and asphalt (which affects our cost of sales) are highly correlated to the price of crude oil.  The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel, gasoline, and additive chemicals can experience rapid and significant fluctuations. We have a limited capacity for inventory storage and containment facilities which limits our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Seasonality

The Company anticipates that sales and operation of the PR Spring Facility may be subject to seasonality during the months from November to March due to potential difficulties in site access by truck during adverse weather conditions.

The Company does not expect sales and commercial operations at the Eagle Springs Refinery to be subject to seasonality.

Subsequent Events

The following material events occurred after June 30, 2024, through the date of this Semi-annual Report (the “Subsequent Event Period”).

From July 1, 2024 to August 15, 2024 the Company issued an aggregate of 838,547 shares of its Common Stock pursuant to its Reg A Offering Warrant Exercise for gross proceeds of $3,773,462. Fees associated with the issuance of the shares of Common Stock in connection with the Warrant Exercise amounted to $384,938 for net proceeds of $3,388,524. A total of $316,456 in holdback funds related to the Warrant Exercise will be released to the Company in October 2024.

On August 27, 2024, the Company entered into a promissory note for $1,200,000 from a private lender. The note is secured by the 2020 Resources LLC Solar Turbine, bears interest at 10% per month, with a minimum interest of $150,000, and matures on October 14, 2024. Repayment of this note will be based on proceeds from the Company’s Regulation A Public Offering, whereby sixty percent (60%) of the initial distribution of escrow funds shall be paid to the private lender. As inducement for entering into the note, the Company issued lender 750,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 per share for a period of five years from the warrant issue date. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

Item 2.  Other Information

None.

Item 3.  Financial Statements

SKY QUARRY INC.

formerly, Recoteq Inc.

Consolidated Financial Statements

As of and for the periods ended June 30, 2024 and December 31, 2023

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL RESULTS

The accompanying unaudited consolidated interim financial statements of the Company as at, and for the six months ended June 30, 2024 and 2023 have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are the responsibility of the Company’s management. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. The interim financial statements and related financial reporting matters have been reviewed and approved by the Company's Audit Committee.

The Company’s independent auditor has not performed a review of the interim financial statements for the periods ending June 30, 2024 and 2023.

Sky Quarry Inc.

Consolidated Balance Sheets

As of June 30, 2024 and December 31, 2023

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)

ASSETS

Current assets:
Cash	$431,954	$326,822
Accounts receivables	834,002	3,517,469
Prepaid expenses and other assets	380,119	114,387
Inventory	3,208,853	2,437,181
Total current assets	4,854,928	6,395,859

Property, plant, and equipment	6,607,507	6,287,351
Oil and gas properties	8,402,169	7,745,205
Restricted cash	4,445,165	4,354,014
Right-of-use asset	150,020	184,548
Goodwill	3,209,003	3,209,003

Total assets	$27,668,792	$28,175,980

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$4,175,323	$4,904,121
Current portion of operating lease liability	74,727	69,777
Lines of credit	1,012,224	3,061,698
Current maturities of notes payable	10,221,453	4,835,567
Total current liabilities	15,483,727	12,871,163

Notes payable, less current maturities, net of debt issuance costs	2,2301,808	2,100,514
Operating lease liability, net of current portion	77,824	116,246
Total Liabilities	17,863,359	15,087,923

Commitments and contingencies

Shareholders’ Equity:
Preferred stock $0.001 par value: 25,000,000 shares authorized; 369,221 and 246,000 shares issued and outstanding	369	246
Common stock $0.0001 par value: 100,000,000 shares authorized: 16,584.315 and 16,323,091shares issued and outstanding, respectively	1,660	1,630
Additional paid in capital	25,277,644	22,527,264
Accumulated other comprehensive loss	(209,639)	(201,505)
Accumulated deficit	(15,264,601)	(9,239,578)
Total shareholders’ equity	9,805,433	13,088,057

Total liabilities and shareholders’ equity	$27,668,792	$28,175,980

Sky Quarry Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Periods Ended June 30, 2024 and 2023

	2024	2023
	(Unaudited)	(Unaudited)

Net sales	$14,327,574	$24,759,951

Cost of goods sold	13,877,138	20,527,195
Gross profit (loss)	450,436	4,232,757

Operating expenses:
General and administrative	2,119,294	3,185,404
Share based compensation	459,968	223,316
Depreciation and amortization	369,521	151,405
Total operating expenses	2,948,347	3,560,125

Profit (loss) from operations	(2,498,347)	672,632
Other income (expenses):
Loss on extinguishment of debt	(108,887)	-
Interest income (expense)	(3,414,266)	(377,624)
Gain (loss) on sale of assets	(25,075)	550,000
Other income	21,553	-

Profit (loss) before income tax benefit	(6,025,023)	845,008

Income tax benefit (expense)	-	(2,324)

Net profit (loss)	(6,025023)	842,684

Other comprehensive loss
Exchange gain (loss) on translation of foreign operations	(8,134)	9,207

Net profit (loss) and comprehensive profit (loss)	$(6,033,157)	$851,891

SKY QUARRY INC.

Consolidated Statements of Shareholders’ Equity

For the Periods Ended June 30, 2024 and 2023

Unaudited

	Preferred Stock Outstanding	Preferred Stock	Common Stock Outstanding	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance January 1, 2023	1	$ -	16,224,757	$1,620	$21,355,478	$(4,803,106)	$(177,320)	$16,376,672
Common share subscription, less offering costs	-	-	45,000	5	34,995	-	-	35,000
Share based compensation	-	-	-	-	223,316	-	-	223,316
Stock warrants issued	-	-	-	-	285,513	-	-	285,513
Common stock issued on warrant exercise	-	-	20,000	2	(2)	-	-	-
Other comprehensive gain (loss)	-	-	-	-	-	-	9,207	9,207
Net profit (loss)	-	-	-	-	-	842,684	-	842,684
Balance June 30, 2023	1	$ -	16,289,757	$1,627	$22,576,947	$(3,960,421)	$(168,113)	$17,772,392
Balance January 1, 2024	246,021	246	16,323,091	1,630	22,535,328	(9,239,578)	(201,505)	13,096,121
Preferred share subscription, less offering costs	123,200	123	-	-	266,998	-	-	266,998
Common share subscription, less offering costs	-	-	261,224	30	2,015,350	-	-	2,015,379
Share based compensation	-	-	-	-	459,968	-	-	459,968
Stock warrants issued	-	-		-	-	-	-	-
Other comprehensive gain (loss)	-	-	-	-	-	-	(8,134)	(8,134)
Net loss	-	-	-	-	-	(6,025,023)	-	(6,025,023)
Balance June 30, 2024	369,221	$ 369	16,584,315	$1,660	$24,072,736	$(15,264,601)	$(209,639)	$9,805,433

SKY QUARRY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended June 30, 2024 and 2023

	2024	2023
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	$(6,025,023)	$842,684
Adjustments to reconcile net loss to cash used in operating
activities:
Share based compensation	459,968	223,316
Depreciation and amortization	369,521	151,405
Amortization of debt issuance costs	1,540,875	64,658
Amortization of right-of-use asset	34,528	-
Factoring discount fee and interest	-	212,760
Loss on extinguishment of dent	108,887	-
Gain (loss) on sale of assets	25,075	-

Changes in operating assets and liabilities:
Accounts receivable	2,683,467	(1,980,057)
Prepaid expenses and other assets	(2265,732)	(112,496)
Inventory	(771,672)	10,444
Accounts payable and accrued expenses	(728,797)	(591,560)
Operating lease liability	(33,472)	-
Net cash used in operating activities	(2,602,375)	(1,178,846)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of assets	-	200,000
Purchase of exploration and evaluation assets	(656,964)	-
Purchase of property, plant and equipment	(714,752)	(1,085,615
Net cash used in investing activities	(1,371,716)	(885,615)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on lines of credit	16,377,043	20,501,839
Payments on lines of credit	(18,426,517)	(18,041,255)
Proceeds from note payable	15,054,104	3,842,825
Payments on note payable	(8,847,174)	(33,060)
Debt discount on note payable	(1,043,187)	-
Proceeds on issuance of preferred stock	307,921	-
Preferred stock offering costs	(40,874)	-
Proceeds on issuance of common stock	1,138,077	35,000
Common stock offering costs	(340,885)	-
Net cash generated by financing activities	4,178,509	6,305,349

Effect of exchange rate on cash	(8,134)	9,207

Increase (decrease) in cash and restricted cash	196,284	4,250,095
Cash and restricted cash, beginning of the period	4,680,836	1,354,566

Cash and restricted cash, end of the period	$4,877,120	$5,604,661

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

1.NATURE OF OPERATIONS

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils. The recycling and production of oil from asphalt shingles is expected to reduce the dependence on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

The Company’s head office is located at 707 W 700 S, Ste 101, Woods Cross UT 84087. The Company is organized under the laws of the State of Delaware.

The Company was incorporated as Recoteq Inc. on June 4, 2019, in the State of Delaware, and changed its name to Sky Quarry Inc. on April 22, 2020.

The Company directly holds three wholly owned subsidiaries: 2020 Resources LLC (“2020 Utah”), 2020 Resources (Canada) Ltd. (“2020 Canada”) and Foreland Refining Corporation (“Foreland”) as shown below.

2020 Utah (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017, in the State of Delaware. 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring Uintah basin area of Utah.

2020 Canada (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018, in the Province of Alberta, Canada under the Canada Business Corporations Act. Sky Quarry anticipates future expansion into Canada, which will be facilitated through 2020 Canada.

On September 30, 2022, the Company acquired Foreland formerly, (Petro Source Resources) which was incorporated in the State of Texas on May 29, 1998. Foreland is engaged in the refining of heavy oil into diesel and other petroleum products at its Eagle Springs Refinery located near Ely, Nevada.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value.

The preparation of our financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Estimates and underlying assumptions are reviewed

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the financial statements, management makes estimates and assumptions regarding:

•the adequacy of the allowance for doubtful accounts;

•any changes to regulatory compliance; and

•other matters that affect reported amounts and disclosures of contingencies in the financial statements.

Other sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada, 2020 Utah and Foreland have been combined.

Concentrations

The Company maintains its cash in various bank accounts, the balances of which at times may exceed federally insured limits. The Company has not experienced any losses related to these accounts, and management does not believe that the Company is exposed to significant credit risk.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses on receivables which, when realized, have been within the range of management’s expectations. Management believes that adequate provision has been made for risk of loss on all credit transactions.

In the normal course of business, the Company may provide credit terms to its customers based on their credit rating and generally require no collateral. A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenue.

Concentrations of revenues as of June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
Customer A	34%	33%
Customer B	22%	14%
Customer C	17%	17%

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

Concentrations of accounts receivable as of June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
Customer A	34%	25%
Customer B	23%	22%
Customer C	17%	13%

*Customer did not account for more than 10% for the period presented.

Concentrations of vendors for the periods ended June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
Vendor A	18%	15%
Vendor B	17%	13%
Vendor C	13%	18%
Vendor D	*	12%
Vendor E	*	10%

Business Combinations

Business combinations (whether partial, full or step acquisitions) are accounted for by the Company in accordance with the acquisition method of accounting pursuant to ASC 805 - Business Combinations and pushdown accounting is applied to record the fair value of the assets acquired by the Company. Under this method, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired will be allocated to goodwill. Hence, goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination.

Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Translation of Foreign Currencies

Transactions in foreign currencies are translated into U.S. dollars at the exchange rate prevailing at the transaction date. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date.

The Company has a foreign currency exposure with respect to its Canadian operations as 2020 Canada operations are in Canada; therefore, US GAAP requires the Company to adjust the value of its investment for changes in foreign currency exchange rates. The Company determines the functional currency of its subsidiaries based upon the primary currency used to generate and expend cash, which is the currency of the country in which the subsidiary is located. For subsidiaries with functional currencies other than the U.S. dollar, the monetary assets and liabilities are translated into U.S. dollars using period-end exchange rates. The resulting foreign currency translation losses are deferred as other comprehensive loss and reclassified to earnings only upon sale or liquidation of that business. The foreign currency translation loss of ($8,134) and ($24,185) as of June 30, 2024 and December 31, 2023 respectively, were recorded in accumulated other comprehensive loss.

Accounts receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions about its customers’ current ability to pay. Account balances are charged against the allowance when management determines that the probability for collection is remote. Management determined that an allowance for doubtful accounts was not necessary as of June 30, 2024 and December 31, 2023.

Inventory

Inventory includes freight-in, materials, labor and overhead costs and are stated at the lower of cost or net realizable value. The Company determines cost on the basis of the first-in, first-out method. Allowances are recorded for slow-moving, obsolete or unusable inventory.  The Company assesses inventory for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventory and the estimated net realizable value based upon assumptions about future sales and supplies on-hand.

Oil and gas property and equipment

The Company follows the successful efforts method of accounting for its oil and gas properties per ASC 932. Acquisition costs associated with the acquisition of leases are capitalized. Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to prove reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs for reserves that cannot be classified as proved, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by the unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the depreciation, depletion, and amortization (“DD&A”) rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field, or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties. As of June 30, 2024 and December 31, 2023 the Company had no proved reserves assigned to its properties.

Other property and equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred. Depreciation and amortization are recorded principally by the straight-line method over the estimated useful lives of the assets, which are reviewed periodically and generally have the following ranges:

Years

Buildings  10

Machinery and equipment5 - 15

Office furniture and equipment 2 - 7

Leasehold improvements 4 - 5

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is accounted for in accordance with ASC 350, Intangibles-Goodwill and Other.  The Company acquired goodwill in its acquisition of Foreland. The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the periods ended June 30, 2024 and December 31, 2023, the Company did not recognize an impairment related to goodwill.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

Restricted cash

Restricted cash consists of cash amounts that are contractually restricted as to usage or withdrawal and represents surety bonds in the amount of $794,703 with the State of Utah in connection with mineral leases regarding the PR Spring facility property, and $3,560,000 in cash deposited by the Company into a separate bank account and designated as collateral for a standby letter of credit in the same amount in accordance with contractual agreements.  Refer to Note 12 for more information about our standby letters of credit.

Leases

On January 1, 2023, the Company adopted FASB (“Financial Accounting Standards Board”) Accounting Standards Codification, or ASC, Topic 842, Leases (“ASC 842”), increases transparency and comparability by the recognition of the right-of-use assets and related operating and finance lease liabilities on the balance sheet. As permitted by ASC 842, we elected the adoption date of January 1, 2023, which is the date of initial application. Under ASC 842, all leases are required to be recorded on the balance sheet and are classified as either operating leases or finance leases. The lease classification affects the expense recognition in the income statement. Operating lease charges are recorded entirely in operating expenses. Finance lease charges are split, where amortization of the right-of-use asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Right of use assets represent the lessee’s right to use a leased asset over the lease term. They are initially measured at the present value of lease payments, adjusted for any lease incentives or initial direct costs incurred by the lessee. Subsequently, the right of use assets are typically amortized over the lease term, and the lease liability is reduced as lease payments are made. The lease liability is based on the present value of the remaining minimum lease payments, determined under ASC 842, discounted using the Company’s secured incremental borrowing rate at the effective date of the commencement of the lease, using the original lease term as the tenor. As permitted under ASC 842, the Company elected several practical expedients that permit the Company to not reassess (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. The application of the practical expedients did not have a significant impact on the measurement of the operating lease liability. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is measured based on the amount defined per the contract and recognized when performance obligations within a contract are satisfied which generally occurs with the transfer of control of the goods to the customer. Substantially all the Company’s revenues are derived from product sales that consist of a single performance obligation satisfied at a point in time.

Product sales to customers are made under a purchase order (PO), or in certain cases, in accordance with the terms of a master services agreement (MSA) or similar arrangement, which defines the rights and obligations of each party.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

Payment terms and conditions vary by contract, although terms generally include a requirement of payments within 30 days.

The Company accounts for shipping and handling as activities to fulfill the promise to transfer the goods. As such, shipping and handling fees billed to customers in a sales transaction are recorded in sales and shipping and handling costs incurred are recorded in cost of sales.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount.

The Company believes that the future undiscounted net cash flows to be received from its long-lived assets exceed the assets’ carrying values and, accordingly, the Company has not recognized any impairment losses for the six months ended June 30, 2024 and December 31, 2023.

Offering costs

The Company complies with the requirements of ASC 340-10 in recording and treating costs associated with the offering of the Company’s securities.  These costs consist of legal, escrow, exchange and marketing fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering closes whereupon the offering costs are charged to shareholders’ equity if the offering is successful or expensed in the period of an aborted or unsuccessful offering.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, which includes the Company’s accounts receivables and contract assets.  ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will generally result in more timely recognition of credit losses.  ASU 2016-13 is effective for the Company on January 1, 2023.  Adoption of Topic 326 did not have a material impact on the consolidated financial statements.

Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

3.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As of June 30, 2024, the Company has an accumulated deficit of $15,264,601. During the period ended June 30, 2024, the Company had negative cash flows from operations of $2,602,375. The Company has received financing and capital through private placements of $2,582,714 of debt capital and $1,039,238 of equity capital.

Without additional financing, the Company does not have sufficient operating cash flows to pay for its expenditures and settle its obligations as they mature. Subsequent to June 30, 2024, there is uncertainty in meeting these obligations. The Company does have to raise additional

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

capital in the form of debt, equity and/or warrant exercise proceeds to fund future capital expenditures, retire maturing debt obligations and any possible acquisitions. The Company’s current plan includes closely monitoring its growth and operating expenses, refinancing its current debt with longer term debt with amortization schedules that decrease monthly debt service obligations. These actions are intended to mitigate the going concern uncertainties and support the Company’s growth plans in commercializing its extraction technology. There is no assurance, however, that we will be successful in these efforts.

Through June 30, 2024 the Company has issued 384,424 shares, amounting to $1,077,590, net of offering costs.

Management believes that the implementation of its plans will allow the Company to continue as a going concern. Investors are encouraged to review the financial statements and related disclosures for a comprehensive understanding of the Company’s financial position.

The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

4.ACQUISITION

Foreland Refining Corporation

On September 30, 2022, the Company acquired Foreland by way of a share purchase agreement for total consideration of $10,395,667 (after a post-closing adjustment of $604,333), paid to Refinery Technologies Inc, (“Seller” or “RTI”) by way of cash payment of $4,000,000 at closing (net of cash received of $1,484) and issuance of a $6,395,667 promissory note to the Seller (See Note 13).

The acquisition of Foreland was accounted for using the acquisition method of accounting pursuant to ASC 805 - Business Combinations. The purchase consideration has been allocated based on an assessment of the fair market values of the acquired assets and liabilities assumed.

The fair values assigned to property, plant, and equipment were determined by reference to third party fair market value in place valuation.

Recognized amounts of identifiable net assets & liabilities acquired
Cash	$ 1,484
Accounts receivable	4,180,562
Inventory	3,119,870
Prepaid expenses	14,104
Property, plant, and equipment	5,400,695
Goodwill	3,209,003
Deferred tax liability	(1,263,698)
Liabilities	(4,266,353)
Total acquired	$ 10,395,667

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

5.INVENTORY

Inventory consists primarily of raw crude, chemicals and finished goods. Inventory consisted as of the periods below:

	June 30, 2024	December 31, 2023
Finished goods	$ 2,312,817	$ 1,287,927
Raw materials	611,891	892,665
Chemicals	284,146	256,589
	$ 3,208,853	$ 2,437,181

6.MINERAL LEASES

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”).

	SITLA Mineral Lease	Total
Cost
January 1, 2022	$ 63,800	$ 63,800
Additions	-
December 31, 2022	63,800	63,800
Additions	-	-
June 30, 2023	$ 63,800	$ 63,800

Accumulated Amortization
June 30, 2023 and December 31, 2022	$ -	$ -

Carrying Amounts
June 30, 2023	$ 63,800	$ 63,800
December 31, 2022	$ 63,800	$ 63,800

During the periods ending June 30, 2024 and December 31, 2023, the Company did not record any amortization of the lease rights as operations have not yet commenced.

The Company (through its subsidiary) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate (4)
ML-49579	50.4	50.4	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.9	4,319.9	5/31/2025	4,320	43,200	6.5%
ML-51705	1,560.0	1,560.0	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

Notes:

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

4.The production royalty is payable on the market price of products produced from the leased substances, without deduction of costs for mining, overhead, labor, distribution or general and administrative activities.

7.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is comprised of the following:

	June 30, 2024	December 31, 2023
Buildings	$ 1,575,000	$ 1,575,000
Machinery and equipment	6,117,287	5,435,388
Office furniture and equipment	6,733	6,733
	7,699,020	7,017,121
Less: Accumulated depreciation and amortization	(1,091,513)	(729,770)
	$ 6,607,507	$ 6,287,351

PR Spring Property, plant and equipment consists of research and development equipment and mining equipment. Eagle Springs Refinery consists of tanks, buildings, refining processing equipment, shop, lab and equipment. Each class of property, plant and equipment is estimated to have a useful life of 5 years and will be amortized over a straight-line basis.

Depreciation and amortization expense totaled $369,521 and $564,639 for the periods ended June 30, 2024 and December 31, 2023, respectively.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

8.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	June 30, 2024	December 31, 2023
Balance, beginning of period	$ 7,745,205	$ 7,477,238
Disposal	-	(411,400)
Additions	656,964	679,367
Balance, end of period	$ 8,402,169	$ 7,745,205

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

Additions during the period ended June 30, 2024, relate to development of the land, extraction facility and mine at PR Spring. Disposals during the period ended June 30, 2023 related to the sale of non-utilized equipment at PR Spring.

9.RIGHT-OF-USE ASSET AND LEASE LIABILITY

The components of lease expense consisted of amortization of the right-of-use asset of $34,528 and accretion of the lease liability of $33,472 for the period ended June 30, 2024 and $11,972 for the year ended December 31, 2023. The weighted average remaining lease term in years was 1.92 as of June 30, 2024. The weighted average discount rate as of June 30, 2024 was 10.25%.

Amortization expense is included as part of general and administrative expenses on the income statement. The total lease expense recognized on the income statement is the sum of the accretion of the lease liability and amortization expense. This total expense reflects the cost of using the leased asset over the lease term.

The following table reconciles the undiscounted future cash flows for the next five years and thereafter to the operating lease liabilities recorded within the consolidated balance sheet as of June 30, 2024:

2024	$42,988
2025	87,266
2026	44,278
Total lease payments	174,532
Less: amounts representing interest	(21,981)
Present value of lease liabilities	$152,551

10.GOODWILL

Goodwill is derived from the acquisition of Foreland in 2022. Goodwill recognized from the acquisition was $3,209,003.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

11.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	June 30, 2024	December 31, 2023
Trade accounts payable	$3,885,321	$4,753,782
Accrued expenses	279,772	120,888
Accrued vacation	25,971	25,971
Sales tax payable	(15,741)	3,480
	$4,175,323	$4,904,121

12.LINES OF CREDIT

	June 30, 2024	December 31, 2023
Invoice purchase and security agreement	$799,633	$1,696,368
Inventory finance rider	212,591	1,365,330
	$1,012,224	$3,061,698

On December 21, 2022, Foreland entered into an Invoice Purchase and Security Agreement (the “IPSA”) and inventory finance rider (the “Rider”) with Alterna Capital Solutions, LLC (“Alterna”). Under the terms of the IPSA, Alterna provides an advance of 85% of the amount of the purchased receivables to Foreland and during the time the receivables remain outstanding, is granted a continuing senior security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. The Rider provides a standby security for certain letters of credit in place with certain crude oil suppliers to Foreland. The letters of credit are adjusted periodically to correlate with the price and quantities of purchased heavy crude oil.  The Agreement is senior secured by the sale-ready and pre-sale petroleum product inventory on hand at Foreland and matures on December 31, 2024. Funds drawn under the agreement accrue interest at a per annum rate equal to the sum of the Wall Street Journal Prime Rate plus 2.25%. In addition, a collateral monitoring fee of 0.17% on outstanding advances made is due monthly. Repayment of advances shall be payable from collection of Foreland accounts receivable, including those accounts arising from the sale of the inventory to its customers.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

13.DEBT

Debt consisted of the following:

Lender / Merchant	Maturity Date	Interest Rate	Principal Balance June 30, 2024	Principal Balance December 31, 2023
Libertas #5	December 6, 2024	58%	$ 3,267,270	-
Libertas #6	November 29, 2024	58%	1,973,547	-
Lendspark #3	March 4, 2025	68%	1,573,480	-
Libertas #7	January 7, 2025	66%	1,086,070	-
Lendspark #4	December 4, 2024	68%	979,950	-
Private Lender A	August 20, 2024	150%	842,183	-
Libertas #4	September 12, 2024	68%	775,944	1,394,324
Libertas #8	March 6, 2025	68%	665,070	-
Libertas #2	June 16, 2024	56%	-	1,320,000
Libertas #3	August 3, 2024	56%	-	1,019,667
Libertas #1	April 5, 2024	66%	-	897,749
Lendspark #1	April 19, 2024	68%	-	646,169
Private Lender A	May 21, 2024	30%	455,174	-
UFS West	September 6, 2024	177%	370,444	-
Parkside Funding	September 6, 2024	177%	370,444	-
ACMO USOS LLC	March 15, 2021	15%	191,699	191,699
Private Lender C	July 13, 2024	270%	122,500	-
Clearview	July 29, 2024	353%	72,187	-
USA SBA	March 1, 2026	1%	63,421	82,265
Private Lender B	March 23, 2023	20%	79,416	72,085
			12,887,997	6,017,936
Less: Unamortized debt issuance costs			(2,364,735)	(1,100,104)
			$ 10,523,262	$4,917,832

As of June 30, 2024, the maturity date of debt is as follows:

Due in less than one year	$ 12,824,578
Due in more than one year, but less than two years	63,421
Less: Unamortized debt issuance costs	(2,364,735)
$ 10,523,262

The debt terms related to private lenders are as follows:

On April 30, 2024 Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland. Subsequent to June 30, 2024, as inducement to a reduction in payment the lender was issued 375,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 per share for a period of five years from the issuance date of the warrant. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

On May 16, 204, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $900,000. The loan is repaid in 40 equal weekly payments of $30,750 for total repayment of $1,215,000. The loan is secured by all of the assets

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

of Foreland. As inducement for advancing the note, the lender was issued 50,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 per share for a period of five years from the issuance date of the warrant. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

On June 20, 2024 the Company entered into a promissory note for $800,000 from private lender A. The note is secured by the 2020 Resources LLC Solar Turbine, bears interest at 10% per month, with a minimum interest of $100,000, and matured on August 20, 2024. Repayment of note based on proceeds from the Warrant Offering with distribution of escrow funds of sixty percent (60%) to private Lender A. As inducement for advancing the note, the lender was issued 200,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $2.70 for a period of five years from issue. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.  The Company has not received a notice of default from the lender as of the date of this report.  The maturity date of the note is currently being renegotiated.

On June 14, 2023, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland. As of December 31, 2023, there are unamortized debt issuance costs of $5,764.

On February 21, 2023, the Company entered into a binding term sheet with private lender A for a convertible loan of $1,000,000 to be personally guaranteed and secured by members of the Board and received a deposit of $400,000. During the course of loan document preparation, it was determined that certain terms agreed to in the term sheet could not be completed. On April 6, 2023, the parties amended the terms of the term sheet by way of a debt satisfaction agreement under which the unsecured deposit, plus accrued interest calculated at 20% per annum, would be repaid on or before May 21, 2023, after which amounts unpaid would incur interest at the rate of 30% per annum. As inducement to enter into the debt satisfaction agreement, the lender was issued 666,667 common share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $2.70 for a period of five years from issue. The warrants were classified as equity and the fair value of the warrants was recorded separately as debt discount and amortized over the term of the debt. The Company has not received a notice of default from the lender as of the date of this report.

On June 13, 2024 the Company entered into a promissory note for $122,500 from private lender C. The note is unsecured, carries an original issue discount (OID) of $22,500, providing the initial purchase price of $100,000 and matured on August 12, 2024. Repayment of note based on the earlier of (a) sixty days; (b) the Company receives a minimum of $1,000,000 in funding from sale of convertible notes, sale of equipment, or proceeds from the Warrant Offering. As inducement for advancing the note, the lender was issued 50,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 per share for a period of five years from the issuance date of the warrant. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

On June 3, 2024, Foreland entered into a business loan and security agreement with Clearview Funding Group LLC. for a loan in the amount of $105,000. The loan is repaid in 8 equal weekly payments of $17,063 for total repayment of $136,000. The loan is secured by the 2020 Resources Solar Turbine. As inducement for advancing the note, the lender was issued 50,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 per share for a period of five years from the issuance

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

date of the warrant. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

On January 23, 2023, the Company entered into a promissory note for $100,000 from private lender B. The note is unsecured, bears interest at 20% per annum and matured on March 23, 2023. As inducement for advancing the note, the lender was issued 6,667 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $6.00 per share for a period of two years from the issuance date of the warrant. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.  The Company has not received a notice of default from the lender as of the date of this report.  The maturity date of the note is currently being renegotiated.

LIABILITY FOR SALE OF FUTURE REVENUES

As of June 30, 2024, the Company is party to seven agreements related to the sale of future revenues with Libertas Funding, LLC (“Libertas”), a total of four agreements remain outstanding and three agreements have been terminated.  The agreements, summarized below, contain substantially the same terms and conditions and grant a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Interest and discounts related to the agreements are amortized to expense over the estimated term of the agreements, which is anticipated to be between 10 to 12 months from the funding of each agreement. During the six months ended June 30, 2024, the Company amortized an aggregate of $3,805,971 of discount, respectively, to interest expense. Unamortized interest and discounts in the aggregate is $1,767,263 as of June 30, 2024. The interest expense is recorded using the effective interest method. Subsequent to June 30, 2024, as inducement to a reduction in payment the lender was issued 375,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 per share for a period of five years from the issuance date of the warrant. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

On January 18, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $4,224,000 of future sales receipts for gross proceeds of $3,300,000, of which $884,667 was used to pay off the Libertas September 14, 2023 agreement. Under the agreement, Foreland will make weekly delivery of receivables not less than $91,429 until the amount sold is extinguished. As of June 30, 2024, a total of $765,766, exclusive of debt discounts, remained outstanding.

On January 11, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,632,852 of future sales receipts for gross proceeds of $2,056,916, of which $796,916 and $1,260,000 was used to pay off the Libertas May 17, 2023 and June 30, 2023 agreements respectively. Under the agreement, Foreland will make weekly delivery of receivables not less than $56,988 until the amount sold is extinguished. As of June 30, 2024, a total of $431,713, exclusive of debt discounts, remained outstanding.

On February 19, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,386,000 of future sales receipts for gross proceeds of $1,018,500. Under the agreement, Foreland will make weekly delivery of receivables not less than $30,000 until the amount sold is extinguished. As of June 30, 2024, a total of $311,481, exclusive of debt discounts, remained outstanding.

On October 25, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,731,660 of future sales receipts for gross proceeds of $1,302,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $347,482

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

until the amount sold is extinguished. As of June 30, 2024, a total of $201,524, exclusive of debt discounts, remained outstanding.

On May 16, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $665,000 of future sales receipts for gross proceeds of $500,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $15,833 until the amount sold is extinguished. As of June 30, 2024, a total of $175,018, exclusive of debt discounts, remained outstanding. As inducement for advancing the note, the lender was issued 375,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 per share for a period of five years from the issuance date of the warrant. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

On June 30, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,520,000 of future sales receipts with proceeds of $2,000,000 used to pay off Libertas agreement dated January 17, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $50,000 until the amount sold is extinguished. As of March 31, 2024, a total of $0, exclusive of debt discounts, remained outstanding.

On September 14, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,463,000 of future sales receipts for gross proceeds of $1,100,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $31,667 until the amount sold is extinguished. As of March 31, 2024, a total of $0, exclusive of debt discounts, remained outstanding.

On May 17, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,560,250 of future sales receipts for gross proceeds of $1,925,000, of which $575,357 was applied to pay off Libertas agreement dated February 21, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $55,417 until the amount sold is extinguished. As of March 31, 2024, a total of $0 exclusive of debt discounts, remained outstanding.

During the period ended March 31, 2024, the Company refinanced 3 agreements with Libertas. Management determined that the transaction should be accounted for as a debt extinguishment. Accordingly, the Company recognized a loss on extinguishment related to loan origination fees of $108,887, which is recorded on the statement of operations and comprehensive loss for the period ended June 30, 2024.

As of June 30, 2024, the Company had the following unamortized debt discounts related to the Libertas agreements:

Lender	Date Issue	Gross Discount	Unamortized Discount
Libertas #4	October 25, 2023	449,737	201,524
Libertas #5	January 11, 2024	575,936	431,713
Libertas #6	January 18, 2024	990,000	765,766
Libertas #7	February 19, 2024	397,500	311,481
Libertas #8	May 16, 2024	175,000	175,018
		$ 2,588,173	$ 1,885,503

On April 19, 2024, Foreland entered into an agreement of sale of future receivables with UFS West for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

On April 19, 2024, Foreland entered into an agreement of sale of future receivables with Parkside Funding for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished.

14.CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal Due June 30 2024	Principal Due December 31, 2022
Private Lender C	November 24, 2024	9%	$2,000,000	$2,018,247

On November 24, 2023, the Company issued a promissory note in the amount of $2,000,000, convertible at the election of the holder into shares of common stock at an exercise price of $4.80 per share with a maturity date of November 24, 2026. The note has a term of thirty-six months and bears interest at a rate of 9% per annum payable semi-annually, with any outstanding interest and principal due on maturity. On April 30, 2024 the note holder elected to convert the accumulated interest to December 31, 2023 totaling $18,247 to 3,802 shares of common stock, and on June 30, 2024 elected to convert the accumulated interest from January 1, 2024 to June 30, 2024 totaling $89,260 to 18,596 shares of common stock.

15.INCOME TAXES

The following table presents a reconciliation of the statutory federal rate and our effective tax rate:

	June 30, 2024	December 31, 2023
Provision for income taxes at federal statutory rates	$ 942,431	$ 942,431
State taxes, net of federal benefits	30,164	30,164
Foreign rate differential	10,805	10,805
Change in valuation allowance	(714,868)	(714,868)
Change in effective tax rate	2,140	2,140
Other	(85,137)	(85,137)
	$ 185,535	$ 185,535

Significant components of the Company’s deferred tax assets and liabilities for federal, state and foreign income taxes are as follows as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Deferred tax assets:
Accruals, reserves, and other	$ 62,136	$ 62,136
Depreciation and amortization	10,798	10,798
Stock compensation	205,831	205,831
Lease liability	45,371	45,371
Net operating loss carryover	2,093,078	2,093,078
Total gross deferred tax assets	2,417,214	2,417,214
Less: valuation allowance	(1,075,282)	(1,075,282)
Net Deferred tax assets	1,341,932	1,341,932
Fixed assets	(1,296,921)	(1,296,921)
Right of use asset	(45,011)	(45,011)
Net deferred liability	$ -	$ -

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

As of June 30, 2024, the Company had U.S. federal net operating loss carryforwards of $7,305,623, which may be available to offset future federal income and do not expire. As of December 31, 2023, the Company had state net operating losses of $4,182,641 which may be available to offset future state income tax and do not expire. As of December 31, 2023, the Company had Canada net operating losses of $2,110,643 which may be available to offset future Canadian income tax and begin to expire in 2043.

The Company considered all positive and negative evidence. Given the caution of Subtopic 30-21 regarding the difficulty in forming a conclusion that a valuation allowance is not needed in the case of cumulative losses, it is the Company’s conclusion that it is more likely than not that the Company’s existing deferred tax assets in the U.S. will not be realized and that a valuation allowance is necessary as of June 30, 2024. Accordingly, the Company has recorded a full valuation allowance of in the U.S. The Company has evaluated all of the negative and positive evidence at June 30, 2024, and concludes that due to the Company being in a 3-year cumulative loss position, it is more likely than not that the net Canadian deferred tax assets will be not realized. As such, the Company has recorded and maintained a full valuation allowance in Canada. As of December 31, 2022 the deferred tax liabilities of $1,341,932 is related to the acquisition of Foreland assets. As of December 31, 2023, the Company had a history of operating losses, the Company has concluded that it more than likely than not that the benefit of its deferred tax assets will not be fully realized. Accordingly, the Company has a valuation allowance for deferred tax assets as of June 30, 2024 and December 31, 2023 of $1,075,282.

The Company has not performed a Section 382 study to determine whether it had experienced a change in ownership and, if so, whether the tax attributes (net operating losses or credits) were impaired. Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss or other tax attributes, such as research tax credits, in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws.

As of June 30, 2024 and December 31, 2023, the Company does not have any unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2024 and December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions.

16.EQUITY

During the periods ending June 30, 2024 and December 31, 2023, the Company issued 261,224 and 98,334 shares of common stock respectively for acceptance of share subscriptions and conversion of debt, amounting to $810,468 and $111,377, net of offering costs of $320,854 and $0, respectively. During the periods ended June 30, 2024 and December 31, 2023, the Company issued 123,000 and 246,020 shares of series B preferred stock, respectively, for acceptance of share subscriptions amounting to $267,126 and $140,369, net of offering costs of $40,874 and $473,126, respectively.

For the periods ended June 30, 2024 and December 31, 2023, the company incurred equity issuance costs of $361,727 and $473,126, respectively. The issuance costs related directly to the Company’s registration-exempt securities offering over the respective years’ efforts. These costs consisted of legal, marketing, accounting, printing, administration, broker-dealer, escrow and filing fees directly related to their respective offerings.

On June 14, 2024, the SEC qualified an offering of securities submitted by the Company under Regulation A (the “2024 Reg A Offering”). Under the 2024 Reg A Offering, the Company

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

proposed to sell up to 3,333,333 shares (“Shares”) at a price of $6.00 per Share, and up to 4,852,224 shares of common stock underlying warrants (“Warrant”) issued in the Company’s 2021 Reg A Offering, exercisable at a price of $4.50 per Warrant. The Company reserved from treasury a maximum of 5,262,223 Shares issuable under the 2024 Reg A Offering, assuming full subscription, and a maximum of 76,666 shares issuable on exercise of the Offering Warrants (“Warrant Shares”) to be issued in connection with the Reg A Offering, assuming full subscription and full exercise.

On September 29, 2021, the SEC qualified an offering of securities submitted by the Company under Regulation A (the “2021 Reg A Offering”). Under the 2021 Reg A Offering, the Company proposed to sell up to 5 million units (“Units”) at a price of $3.75 per Unit (as adjusted for the Company’s 1 for 3 reverse split). Each Unit was comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional share (an “Offering Warrant”) at an exercise price of $7.50 per share for a period of three years from the date of issuance of the warrant. The Company reserved from treasury a maximum of 5,000,000 Shares issuable under the 2021 Reg A Offering, assuming full subscription, and a maximum of 1,666,667 shares issuable on exercise of the Offering Warrants (“Warrant Shares”) issued in connection with the 2021 Reg A Offering, assuming full subscription and full exercise. The Company did not issue Unit certificates but instead issued Offering Shares and Offering Warrants in the number of Units subscribed for to subscribers under the 2021 Reg A Offering. The Reg A Offering closed on September 29, 2022 with total gross proceeds of $18,195,838.

The table below sets forth the shares reserved as of June 30, 2024, by the Company for future potential issuance.

Maximum Issuable
Company Stock Option Plan	1,666,667

Common Share Purchase Warrants issued	1,223,333
Shares issuable on exercise of outstanding Offering Warrants issued under the Reg A Offering	4,852,057
Shares issuable on exercise of outstanding Brokers Warrants issued under the Reg A Offering	48,522
Reservation for conversion of maximum issuable common shares	3,333,333
Shares issuable on exercise of outstanding Brokers Warrants issued under the Reg A Offering	76,666
Reservation for convertible note	416,667
TOTAL SHARES RESERVED FOR ISSUANCE	11,617,245

As at June 30, 2024, the Company had issued and outstanding a total of 5,898,612 warrants each to purchase one share of common stock, exercisable at a range from $2.70 to $7.50 per share for cash and a range length of time to exercise from 0.5 to 5 years .

As of June 30, 2024 and December 31, 2023, the Company has share purchase warrants issued and outstanding of 5,898,612 and 5,599,079, respectively.

On August 16, 2021, the Company entered into an engagement agreement with Digital Offering, LLC to provide broker-dealer services in connection with the 2021 Reg A Offering. Under the terms of the engagement letter, the Company issued warrants to purchase one share of the Company (an “Agent Warrant”) for each 100 Shares sold to investors under the offering at an exercise price of $3.75 and subject to transfer, lock-up and exercise restrictions as set forth in Rule 5110 of the Financial Industry Regulatory Authority, Inc (“FINRA”), as applicable. The 2021 Reg A Offering closed on September 30, 2022 and 48,522 Agent Warrants were issued to Digital Offering, LLC in connection with its services under the 2021 Reg A Offering.

On June 14, 2024, the Company entered into an engagement agreement with Digital Offering, LLC to provide broker-dealer services in connection with the 2024 Reg A Offering. Under the

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

terms of the engagement letter, the Company will issue a warrant to purchase one share of the Company (an “Agent Warrant”) equal to 2.30% of the total Shares sold to investors under the offering at an exercise price of $7.50 per share and subject to transfer, lock-up and exercise restrictions as set forth in Rule 5110 of the Financial Industry Regulatory Authority, Inc (“FINRA”), as applicable.

17.STOCK OPTION PLAN

On March 27, 2020, the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire shares of common stock of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 1,666,667 shares of common stock reserved issuable under the Plan.

The table below sets forth share options outstanding as of June 30, 2023.

Grant Date	Options Outstanding	Exercise Price	Expiration	Vesting
2022-09-01	427,781	$ 2.70	2027-08-31	Equally over 3 years commencing on first anniversary of grant date
2023-08-01	3,334	$ 9.09	2028-07-31	Vested immediately
2023-10-05	446,338	$ 4.80	2028-10-14	Equally over 3 years commencing on first anniversary of grant date
2023-11-01	83,334	$ 4.80	2028-10-31	27,778 vest immediately, remaining vest equally over 3 years commencing on first anniversary of grant date

During the periods ended June 30, 2024 and December 31, 2023, the Company recorded share-based compensation expense of $459,968 and $634,783, respectively.

As of June 30, 2024, the Company had $696,116 of unrecognized share-based compensation costs related to non-vested awards that will be recognized over a weighted average period of 3 years. As of June 30, 2024, 211,111 options have vested, and are exercisable. The options issued during 2022 vest equally over 3 years commencing on the first anniversary of the grant date. Of the options issued during 2023, 31,111 vested immediately on grant date, with the remaining vest equally over 3 years commencing on the first anniversary of the grant date.

The following sets forth the outstanding common share options and related activity for the period ended June 30, 2024:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2023	1,269,667	$ 3.67
Granted	-	-
Exercised	-	-
Forfeited	(308,880)	3.86
Outstanding as of June 30 2024	960,787	$ 3.88

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

18.RELATED PARTY TRANSACTIONS

Related party transactions in these consolidated financial statements are as follows:

On September 16, 2020, the Company issued a promissory note to JPMorgan, in the amount of $450,000.  Portions of the note were converted from time to time into Shares until paid in full. JPMorgan is a related party as a significant shareholder holding directly and indirectly, as of December 31, 2022, 6,749,639 common shares (13.88%), 25,000 common share purchase warrants, and 1 preferred share of the Company.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020, and approved a governance agreement (the “JPM Agreement”) between the Company and JPMorgan, which grants to JPMorgan the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

•Board of Director observation rights;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. On March 28, 2022, at the election of the lender the note was converted into 285,329 Shares in full and final satisfaction of the note.

For the periods ended June 30, 2024 and December 31, 2023, the Company paid sitting and committee fees of $70,750 and $187,750, respectively, to members of the board of directors.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

19.GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following for the years ended:

	June 30, 2024	June 30, 2023
Executive Compensation	$ 609,069	$ 514,715
Other	407,225	77,888
Professional fees	503,769	668,170
Insurance	329,084	143,779
Travel expenses	131,496	85,223
Lease and utilities	60,933	105,629
Automobile	56,543	76,695
Licenses	22,684	45,090
Internal fuel	-	1,321,556
Lab	-	63,013
Safety and equipment	-	45,043
Repairs and maintenance	-	38,603
	$ 2,232,764	$ 3,185,404

20.COMMITMENTS AND CONTINGENCIES

As of June 30, 2024, the Company has the following commitments for two leased land rights of way rentals in Nye County, Nevada, totaling approximately 40 acres:

	Acres	Expiration	Annual Fee
Right-of-Way Grant N-41035	19.66	2024-12-31	$2,850
Right-of-Way Grant N-42414	20.32	2044-12-31	1,400
			$4,250

21.SUBSEQUENT EVENTS

Management performed a review and determined that except as disclosed elsewhere herein and below, no material events occurred subsequent from June 30, 2024 to September 30, 2024, the date of presentation of these financial statements.

From July 1, 2024 to August 15, 2024 the Company closed several tranches of 838,547 Shares under its Reg A Offering Warrant Exercise for gross proceeds of $3,773,462. Fees associated with this closing amounted to $384,938 for net proceeds of $3,388,524. A total of $316,456 in holdback funds related to the Warrant Exercise which will be released to the Company in October 2024.

On August 27, 2024, the Company entered into a promissory note for $1,200,000 from a private lender. The note is secured by the 2020 Resources LLC Solar Turbine, bears interest at 10% per month, with a minimum interest of $150,000, and matured on October 14, 2024. Repayment of note based on proceeds from the Company’s Regulation A Public Offering with distribution of escrow funds of sixty percent (60%) to private Lender A. As inducement for advancing the note, the lender was issued 750,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $4.50 for a period of five years from issue. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2024

Expressed in US dollars

On September 10, 2024, the Company’s board of directors approved an increase in the number of shares of Common Stock available for grant under the Plan from 1,666,667 shares to 4,000,000 shares.

Item 4.   Exhibits

INDEX TO EXHIBITS

Exhibit	Description	Form	File No.	Filing Date

2.1	Amended and Restated Certificate of Incorporation	1-A	024-11574	2021-07-07
2.2	Amendments to Certificate of Incorporation	1-A	024-11574	2021-07-07
2.3	Company Bylaws as Amended	1-A	024-11574	2021-07-07
3.1	Form of Warrant to be sold to Investors in Reg A Offering	1-A	024-11574	2021-07-07
3.2	Stock Plan	1-A	024-11574	2021-07-07
3.3	Certificate Of Designation Of Series A Preferred Stock	1-A	024-11574	2021-07-07
3.4	Promissory Note - Loeb Term Solutions	1-A	024-11574	2021-07-07
3.5	Promissory Note – JPMorgan Chase Bank N.A	1-A	024-11574	2021-07-07
4	Subscription Agreement	1-A	024-11574	2021-07-07
6.1	Employment Agreements
6.1.1	Executive Employment Agreement with David Sealock	1-A	024-11574	2021-07-07
6.1.2	Executive Employment Agreement with Marcus Laun	1-A	024-11574	2021-07-07
6.1.3	Executive Employment Agreement with Darryl Delwo	1-A	024-11574	2021-07-07
6.2	Agreements Relating to the acquisition of 2020 Resources LLC and 2020 Resources (Canada) Ltd.
6.2.1	Securities Purchase Agreement with 2020 Resources Holdings LLC Dated September 16, 2020	1-A	024-11574	2021-07-07
6.2.2	Credit And Security Agreement with Loeb Term Solutions LLC Dated September 21, 2020	1-A	024-11574	2021-07-07
6.3	Digital Offering Engagement Letter	1-A	024-11574	2021-07-07
6.3a	Digital Offering Engagement Letter (Amended)	1-APOS	024-11574	2021-11-15
6.3b	Digital Offering Engagement Letter (Amended)	1-APOS	024-11574	2021-11-16
6.3.1	Agent’s Warrant	1-A	024-11574	2021-07-07
6.3.1a	Agent’s Warrant (Amended)	1-APOS	024-11574	2021-11-15
6.3.1b	Agent’s Warrant (Amended)	1-APOS	024-11574	2021-11-16
6.4	Prime Trust, LLC Escrow Agreement	1-A	024-11574	2021-07-07
6.5	Agreement With Equifund, LLC	1-A	024-11574	2021-07-07
6.6	Mineral Leases
6.6.1	ML-49927-OBA as Amended	1-A	024-11574	2021-07-07
6.6.2	Ml-49579-OBA	1-A	024-11574	2021-07-07
6.6.3	Ml-51705-OBA	1-A	024-11574	2021-07-07
6.7	Agreement with JPMorgan Chase Bank	1-A	024-11574	2021-07-07
6.8	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.9	Invoice Purchase and Sale Agreement with Alterna Capital Solutions, LLC	1-K	24R-00527	2023-09-05
6.1	Debt Satisfaction Agreement with KF Business Ventures LP	1-K	24R-00527	2023-09-05
6.11	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.12	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.13	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.14	Loan with Lendspark Corporation	1-K	24R-00527	2023-09-05
6.15	Loan with Lendspark Corporation	1-SA	24R-00527	2024-09-30
6.16	Loan with Lendspark Corporation	1-SA	24R-00527	2024-09-30
6.17	Loan with Lendspark Corporation	1-SA	24R-00527	2024-09-30
6.18	Loan with Clearview Funding	1-SA	24R-00527	2024-09-30

6.19	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-SA	24R-00527	2024-09-30
6.20	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-SA	24R-00527	2024-09-30
6.21	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-SA	24R-00527	2024-09-30
6.22	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-SA	24R-00527	2024-09-30
6.23	Sale of Future Receivables Agreement with Parkside Funding Group, LLC	1-SA	24R-00527	2024-09-30
6.24	Receivables Purchase Agreement with UFS West LLC	1-SA	24R-00527	2024-09-30
6.25	Promissory Note with Dual Dreams	1-SA	24R-00527	2024-09-30
6.26	Loan with KF Business Ventures LP	1-SA	24R-00527	2024-09-30
99.5	Audit Committee Charter	1-SA	24R-00527	2024-09-30
99.6	Compensation Committee Charter	1-SA	24R-00527	2024-09-30
99.7	Nominating and Corporate Governance Committee Charter	1-SA	24R-00527	2024-09-30
99.8	Code of Ethics and Business Conduct	1-SA	24R-00527	2024-09-30
99.9	Insider Trading Policy	1-SA	24R-00527	2024-09-30
99.10	Whistleblower Protection Policy	1-SA	24R-00527	2024-09-30

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Quarry Inc.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chairman of the Board of Directors,
Chief Executive Officer
Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chairman of the Board of Directors,
Principal Executive Officer
Date:	September 30, 2024

By:	/s/ Darryl Delwo
Name:	Darryl Delwo
Title:	Chief Financial Officer, Principal Accounting Officer
Date:	September 30, 2024